May 10, 2006

Via Facsimile ((212) 269-5420) and U.S. Mail

Kenneth W. Orce, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, NY  10005

Re:	Engelhard Corporation
	Schedule TO
	Filed May 5, 2006
      	File No. 005-37173

	Revised Preliminary Proxy Statement
	Filed May 8, 2006
		File No. 001-08142

Dear Mr. Orce:

      We have the following comments on the above-referenced filings.

Schedule TO-I
1. Please provide the information required by Item 1006(c) of Regulation M-A.

Offer to Purchase
2. Please tell us why you have not filed the relevant portions of this offer document as soliciting materials in connection with your proxy solicitation.

Cover page
3. Please revise the language in the first paragraph of this cover page that states that you will return tendered and unpurchased securities "as promptly as practicable" after the expiration of the offer to state that you will return such securities "promptly," as required by Rule 13e-4(f)(5). Please make a similar revision (both with respect to a return of securities and to the payment for tendered securities) throughout the offer document, in the letter of transmittal and related documents.

Procedures for Tendering Shares, page 15
4. We note in your letter of transmittal a reference to securities held under the Dividend Reinvestment Plan. Please revise this section, and the remainder of the offer document as necessary, to disclose the procedures for tendering those securities.

Conditions of the Offer, page 21
5. Please note that it is our position that a tender offer subject to a financing condition must remain open for at least five business after the financing condition has been waived or satisfied.
Revise
the Offer accordingly. Refer to Exchange Act Release No. 34-24296 (April 3, 1987) for guidance.
6. Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders.
You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Source and Amount of Funds, page 22
7. Please disclose whether a material adverse change described in the
first bullet point on page 23 has occurred between December 31,
2005
and the present time.  Also, explain the meaning of the term
"ICON."

Certain Information Concerning Engelhard, page 23
8. We note you have incorporated by reference the financial information required by Item 1010(a) of Regulation M-A and have provided the summary information required by Item 1010(c). Please provide information required by Item 1010(c)(4) and (5).

Interests of Directors and Executive Officers, page 27
9. With respect to your disclosure in the first paragraph of page
29,
please tell us why you need to qualify your disclosure "to the best of [your] knowledge" given your disclosure that your disclosure is based on records and information provided to you. Alternatively, please explain or delete the qualifier.

Certain Material United States Federal Income Tax Consequences,
page
31
10. While you may recommend that security holders consult their tax advisors with respect to their particular tax consequences, you may not "urge" them to do so. Please revise.

Revised Preliminary Proxy Statement

Summary of the Recapitalization Plan, page 4
11. Please disclose the substance of your response to prior comment 8 with respect to the source of the expected $15 million annual cost savings beginning in 2007.

Closing Information

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since you are in possession of all facts relating to the company`s disclosure, you are responsible for the accuracy and adequacy of the disclosures you have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,



						Daniel F. Duchovny
						Special Counsel
						Office of Mergers and Acquisitions
Kenneth W. Orce, Esq.
Cahill Gordon & Reindel LLP
May 10, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE